

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2026

Luis Peña
Chief Executive Officer
Evommune, Inc.
1891 Page Mill Road
Palo Alto, CA 94304

> **Re: Evommune, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 17, 2026**
> **File No. 333-295140**

Dear Luis Peña:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Minkyu Park, Esq.